[redacted]

09041780

SEC Mail Processing Section

JUL 06 2009

Washington, DC
110

UNIT
SECURITIES AND E
Washingt...

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| SEC FILE NUMBER |
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| 8-[illegible]3710 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**
**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) AND ENDING 04/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Crowell, Weedon & Co

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 South Grand Avenue
(No. and Street)

Los Angeles (City) California (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonios Karantonis, Partner 213-620-1850
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 350 South Grand Avenue | Los Angeles | California | 90071-3462 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

We, Antonios Karantonis and James L. Cronk, affirm that, to the best of our knowledge and belief, the accompanying financial statements for the year ended April 30, 2009 and supplemental schedules as of April 30, 2009 pertaining to Crowell, Weedon & Co. (the "Firm") are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the Financial Industry Regulatory Authority, Inc. in our organization. We further affirm that neither the Firm nor any officer or partner has any proprietary interest in any account classified solely as that of a customer.

6/26/09

Signature Date

General Partner

Title

6-26-09

Signature Date

General Partner

Title

Notary Public

LINDA K. KURATOMI
COMM. #1665628
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES JUNE 6, 2010

This report ** contains (check all applicable boxes):

| | | |
|---|---|---|
| (x) | | Independent Auditors' Report |
| (x) | (a) | Facing Page |
| (x) | (b) | Statement of Financial Condition |
| (x) | (c) | Statement of Income |
| (x) | (d) | Statement of Cash Flows |
| (x) | (e) | Statement of Changes in Partnership Capital |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable) |
| (x) | | Notes to Financial Statements |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 |
| (x) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 |
| (x) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required) |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable) |
| (x) | (l) | An Oath or Affirmation |
| (x) | (m) | A Copy of the SIPC Supplemental Report (Filed as a Separate Document) |
| (x) | (n) | A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control) |

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CROWELL, WEEDON & CO.
A LIMITED PARTNERSHIP
(SEC I.D. No. 8-83710)

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

**Deloitte.**

SEC Mail Processing
Section

JUL 06 2009

Washington, DC
110

**Deloitte & Touche LLP**
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Partners of
Crowell, Weedon & Co.
Los Angeles, CA

We have audited the accompanying statement of financial condition of Crowell, Weedon & Co. (the "Firm") as of April 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Crowell, Weedon & Co. at April 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 26, 2009

# CROWELL, WEEDON & CO. (A LIMITED PARTNERSHIP)

**STATEMENT OF FINANCIAL CONDITION**
**APRIL 30, 2009**

## ASSETS

| | | |
|---|---|---|
| CASH AND CASH EQUIVALENTS | | $ 8,064,907 |
| RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS (Note 1): | | |
| Clearing organizations | $ 4,038,560 | |
| Securities failed to deliver | 275,912 | |
| Omnibus accounts | 16,522,227 | 20,836,699 |
| RECEIVABLE FROM CUSTOMERS (Note 1) | | 31,961,396 |
| RECEIVABLE FROM PARTNERS — Securities accounts | | 290,241 |
| SECURITIES OWNED: | | |
| Trading and investment account securities — at fair value (Notes 1 and 2) | 8,015,435 | |
| Not readily marketable investments — at cost (Notes 1 and 2) | 1,264,611 | |
| Individual partners' securities included as partnership capital (Notes 1, 4, and 6) — including $40,123,579 pledged as collateral for Firm bank loans and $7,793,621 of excess collateral pledged for secured demand notes — at fair value | 47,917,200 | 57,197,246 |
| SECURED DEMAND NOTES — Market value of collateral, $21,124,654 (Note 5) | | 13,219,000 |
| MEMBERSHIPS IN EXCHANGES — At cost — market value, $1,628,000 | | 66,500 |
| FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS — At cost — net of accumulated depreciation and amortization of $540,587 (Note 1) | | 1,536,262 |
| INTANGIBLE ASSETS (Note 1) | | 622,046 |
| OTHER ASSETS | | 2,860,750 |
| TOTAL | | $ 136,655,047 |

(Continued)

# CROWELL, WEEDON & CO. (A LIMITED PARTNERSHIP)

**STATEMENT OF FINANCIAL CONDITION**
**APRIL 30, 2009**

## LIABILITIES AND PARTNERSHIP CAPITAL

| | | |
|---|---|---|
| SECURITIES FAILED TO RECEIVE (Note 1) | | $ 64,827 |
| PAYABLE TO CUSTOMERS — Including free credits of $15,734,779 (Note 1) | | 16,115,525 |
| SECURITIES SOLD, NOT YET PURCHASED — At fair value (Notes 1 and 2) | | 474,131 |
| BOOK OVERDRAFT (Note 1) | | 610,495 |
| ACCOUNTS PAYABLE AND ACCRUED LIABILITIES | | 2,519,447 |
| Total liabilities | | 19,784,425 |
| COMMITMENTS AND CONTINGENT LIABILITIES (Note 8) | | |
| PARTNERSHIP CAPITAL (Notes 4 and 5): | | |
| General partners | $116,420,622 | |
| Limited partners | 450,000 | 116,870,622 |
| TOTAL | | $136,655,047 |

See notes to statement of financial condition.

(Concluded)

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization** — Crowell, Weedon & Co. (the "Firm"), a limited partnership, is a full service regional brokerage and money management firm established in 1932 and headquartered in Los Angeles, California. The Firm provides securities brokerage, investment advisory, investment banking, and related financial services to individual investors, professional money managers, and businesses.

The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), other exchanges, and the Securities Investor Protection Corporation.

**Use of Estimates** — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

**Securities Transactions** — Securities transactions are recorded on a settlement-date basis. The financial statement effect of recording these transactions on the settlement date rather than on the trade date is not significant.

**Cash and Cash Equivalents** — The Firm considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. At April 30, 2009, no cash was required to be segregated for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The book overdraft consists of checks issued but not yet presented to banks for payment.

**Receivables From and Payable to Brokers or Dealers and Clearing Organizations** — Accounts receivable from and payable to brokers or dealers and clearing organizations result from the Firm's normal trading activities. The Firm clears customer option account transactions on an omnibus basis with another broker-dealer.

**Receivable From and Payable to Customers** — Accounts receivable from and payable to customers include amounts due on cash and margin transactions. The Firm extends credit to its customers to finance their purchases of securities on margin. The Firm receives income from interest charged on such extensions of credit. The Firm pays interest on certain client free credit balances held pending investment. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition.

**Securities Owned and Securities Sold, Not Yet Purchased** — Securities owned and securities sold, not yet purchased are comprised of trading, investment account securities, and individual partners' securities that are recorded at fair value as determined by nationally published quotation services or dealer quotes. Not readily marketable investments include an investment that is accounted for using the cost method of accounting (see Note 2).

**Furniture, Equipment, Software, and Leasehold Improvements** — Furniture, equipment, and software are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

**Intangible Assets** — On December 5, 2006, the Firm closed on the acquisition of the private client business and purchased certain assets and assumed certain liabilities of a privately held broker-dealer. The acquisition was made to continue to grow the Firm's private client business. In connection with the acquisition, the Firm acquired $1,166,366 of intangible assets primarily comprised of the retail sales group and related customer lists. The net book value of the asset was $622,046 as of April 30, 2009. Intangible assets are amortized over their useful lives, which have been determined to be five years. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

**Securities Borrowing Activities** — Securities borrowed are recorded at the amount of cash collateral advanced, which requires the Firm to deposit cash. The Firm monitors the value of securities borrowed, with additional collateral collected or refunded as necessary. The Firm did not have any securities borrowed at April 30, 2009.

**Income Taxes** — The Firm has elected to defer Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,* to annual financial statements for fiscal years beginning after December 15, 2008, in accordance with FASB Staff Position (FSP) FIN No. 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.*

Uncertain tax positions are evaluated in accordance with FASB Statement No. 5, *Accounting for Contingencies.* FASB Statement No. 5 requires the Partnership to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the statement of financial condition, and the amount of the tax liability can be reasonably estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying statement of financial condition.

Income taxes have not been provided for, as the Partnership is not subject to income taxes. Each partner is individually responsible for reporting income or loss, to the extent required by the federal and state income tax laws and regulations, based upon its respective share of the Partnership's income and expense as reported for income tax purposes.

**Fair Value of Financial Instruments** — Substantially all of the Firm's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value.

**Recent Accounting Pronouncements** — In June 2006, the FASB issued FIN No. 48. FIN No. 48 permits an entity to recognize the benefits of an uncertain tax position only where the position is "more likely than not" to be sustained in the event of examination by tax authorities. The maximum tax benefit recognized is limited to the amount that is more than 50% likely to be realized upon ultimate settlement. On December 30, 2008, the FASB issued FSP FIN No. 48-3 which defers the effective date of FIN No. 48 for certain nonpublic enterprises. As a result, FIN No. 48 is effective for the Partnership's fiscal year beginning after December 15, 2008. The Partnership is currently evaluating the potential impact of the adoption of FIN No. 48 on its statement of financial condition.

In February 2007, the FASB issued FASB Statement No. No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115*. FASB Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. Most of the provisions in FASB Statement No. 159 are elective. This statement applies to reporting periods beginning after November 15, 2007. The Firm did not adopt any of the provisions of FASB Statement No. 159.

## 2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Trading and securities sold, not yet purchased are recorded at fair value and are summarized as follows:

| | Securities Owned — Trading | Sold, Not Yet Purchased |
|---|---|---|
| U.S., state, and municipal government obligations | $ 1,280,166 | $ 5,078 |
| Stocks and warrants | 4,084,309 | 428,400 |
| Other — securities | 2,650,960 | 40,653 |
| | $ 8,015,435 | $ 474,131 |

Individual partners' securities include partners' securities that are included as partnership capital and include marketable debt and equity securities recorded at fair value.

Included within other — securities in the table above, at April 30, 2009, the Firm held auction rate preferred securities (ARPS) with a par value of $2.225 million, which approximates fair value. The investments consisted of preferred stock issued by closed end mutual funds. The most recent auctions for the ARPS failed. As a result of the failed auctions, the Firm continues to hold these securities and the issuers continue to pay dividends at the maximum contractual rate. The ARPS maintain AAA/Aaa ratings and the failed auctions are unrelated to the quality of the underlying assets in the closed-end funds.

While these failures in the auction process have affected the Firm's ability to access these funds in the near term, the underlying securities or collateral have been adversely impacted. If the credit rating of the security issuers deteriorates or the liquidity issues persist, the Firm may be required to adjust the carrying value of these investments. Based on the Firm's ability to access its cash, its expected operating cash flows, and its available credit lines, the Firm does not anticipate the current lack of liquidity in these investments to have a material impact on its financial condition or results of operations.

Securities not readily marketable totaling $1,264,611 include an investment in a start-up company and securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Firm. At April 30, 2009, the investment in the start-up company is accounted for using the cost method of accounting. .

## 3. FAIR VALUES MEASUREMENTS

The Firm adopted FASB Statement No. 157, *Fair Value Measurements*, as of May 1, 2008, which, among other things, requires enhanced disclosures about investments that are measured and reported at fair value. FASB Statement No. 157 establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

*Level 1* — Quoted prices in active markets for identical investments. The types of investments that would generally be included in Level 1 are listed equities and mutual funds. As required by FASB Statement No. 157, the Firm, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Firm holds a large position and a sale could reasonably impact the quoted price.

*Level 2* — Pricing inputs include other significant observable inputs, such as quoted prices for similar investments or quoted prices for identical investments on inactive markets. The types of investments which would generally be included in this category include publicly-traded securities with restrictions on disposition, mortgage-backed securities, municipal bonds, and corporate bonds.

*Level 3* — Pricing inputs include significant unobservable inputs, such as the Firm's own assumptions in determining the fair value of investments. The inputs into the determination of fair value require significant judgment or estimation by management. The types of investments that would generally be included in this category include securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Firm's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

At April 30, 2009, the Firm had the following security types within Securities Owned and Securities Sold, But Not Yet Purchased that are measured at fair value on a recurring basis:

*Equity securities* — Equity securities include investments in common and preferred stock that are actively traded with values that are typically based on last sale or bid values in active markets. These securities are primarily classified within Level 1.

*Mutual funds* — Mutual funds have active markets and are priced based on net asset values. These securities are classified within Level 1.

*U.S. Treasury investments* — U.S. Treasury securities are short term in nature with readily determinable values derived from quoted prices in active markets. These securities are primarily classified within Level 1.

*Debt securities* — Debt securities represent bonds with readily determinable values derived from quoted prices in active markets. These securities are primarily classified within Level 2.

*ARPS* — ARPS represent preferred stock issued by closed end mutual funds. These securities are classified within Level 3 because there are no active markets for the ARPS.

The Firm's securities that are carried at fair value as of April 30, 2009, by fair value hierarchy level, are presented in the table below:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned: | | | | |
| Trading and investment account securities | $ 4,510,269 | $ 1,280,166 | $ 2,225,000 | $ 8,015,435 |
| Individual partners' securities included as partnership capital | 45,076,758 | 2,815,442 | 25,000 | 47,917,200 |
| Total fair value | $ 49,587,027 | $ 4,095,608 | $ 2,250,000 | $ 55,932,635 |
| Securities sold, not yet purchased | $ 469,053 | $ 5,078 | $ - | $ 474,131 |

The changes in securities classified as Level 3 for the year ended April 30, 2009, are as follows:

| | |
|---|---|
| Balance — May 1, 2008 | $ - |
| Purchases and sales — net | 2,250,000 |
| Total ending fair value | $ 2,250,000 |

## 4. PARTNERSHIP AGREEMENT

In accordance with the partnership agreement (the "Agreement"), partnership capital includes marketable securities and cash included in the general partners' individual securities accounts as defined in the Agreement.

## 5. SECURED DEMAND NOTES

The secured demand notes receivable, which become due at various dates from 2009 to 2010, are collateralized by securities in partners' preference and special preference capital accounts and consist of $13,594,000 from general partners and $400,000 from limited partners. With the exception of $775,000, all of the secured demand notes have been approved by FINRA and are used in computing net capital under the SEC's uniform net capital rule.

## 6. FIRM BANK LOANS

The Firm has two lines of credit, including a Firm operating line of credit of $75,000,000 and a customer margin line of credit of $15,000,000. Loans under these lines of credit are payable on demand and bear interest at a rate that varies with the federal funds rate. Such rates were 0.83% for the Firm operating line of credit and 0.70% for the customer margin line of credit at April 30, 2009. The Firm operating line of credit has no specified maturity and the customer line of credit matures on November 30, 2009. The lines of credit allow the Firm to borrow funds against pledged individual partner securities and customer margin securities. At April 30, 2009, no amounts were outstanding on the Firm's operating lines of credit.

The Firm is required to report the values of securities that it has received as collateral and that can in turn be used (or repledged) by the Firm to generate financing. The Firm is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The Firm provides margin loans to its customers and demand loans to its partners, which are collateralized by securities in their brokerage accounts. These parties have agreed to allow the Firm to sell or repledge those securities in accordance with federal regulations. At April 30, 2009, the Firm was allowed, under such regulations, to sell or repledge securities with a value of $102,564,555. As of April 30, 2009, $37,882,741 has been pledged or sold in connection with bank borrowing and deposits with clearing organizations.

## 7. DEFERRED COMPENSATION SAVINGS PLAN

The Firm has a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the plan are made by the participants and the Firm pursuant to the Compensation Reduction Agreement with each participant. All investments of assets in the plan are directed by the participants.

## 8. COMMITMENTS AND CONTINGENT LIABILITIES

**Leases** — The Firm leases office space under noncancelable operating leases that expire on various dates through 2019. Future minimum rental payments under such leases are due in the fiscal years as follows: $2,532,317 in 2010, $2,191,095 in 2011, $2,165,307 in 2012, $1 835,787 in 2013, $1,164,131 in 2014 and $3,059,601 thereafter.

**Customer Activities** — The Firm's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Firm extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Firm executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Firm to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Firm may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Firm seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Firm requires the customer to deposit additional collateral or to reduce positions, when necessary.

The Firm's customer financing and securities settlement activities require the Firm to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Firm may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Firm controls this risk by monitoring the value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Firm establishes credit limits for such activities and monitors compliance on a daily basis.

**Litigation** — The Firm has been named in legal actions arising in the ordinary course of business. The outcome of matters the Firm is involved in cannot be determined at this time, and the results cannot be predicted with certainty. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition.

The Firm has received inquiries from FINRA requesting information concerning purchases through the Firm of auction rate securities by customers. The Firm is cooperating with FINRA while it conducts its investigation. The Firm did not, at any time, underwrite auction rate securities or manage the associated auctions. In connection with such auctions, the Firm merely served as agent for its customers when buying in auctions managed by those underwriters. Accordingly, the Firm distinguishes its conduct from underwriters of auction rate securities and is prepared to assert these and other defenses should FINRA seek to bring an action in the future. Nevertheless, there can be no assurance that FINRA will not take regulatory action.

While management's review of the need for any loss contingency reserve in accordance with FASB Statement No. 5 has led management to conclude that management does not currently need to establish a provision for loss related to auction rate securities held by retail customers, management is not able to predict with certainty the outcome of auction rate securities related matters and there can be no assurance that those matters will not have a material adverse effect on the Firm's financial condition in any future period.

**Guarantees** — In the normal course of business, the Firm executes, settles, and finances customer and proprietary transactions. These transactions expose the Firm to risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and that the collateral will be insufficient. In these situations, the Firm may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss. The Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay in the event that the customer or counterparty fails to satisfy its obligations.

The Firm, from time to time, enters into certain types of contracts that contingently require the Firm to indemnify parties against third-party claims. These contracts primarily relate to certain real estate leases under which the Firm may be required to indemnify property owners for claims and other liabilities arising from the Firm's use of the applicable premises. The terms of these obligations vary, and because a maximum obligation is not explicitly stated, the Firm has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay under such contracts.

Historically, the Firm has not been obligated to make any payments for the obligations noted above and has not recorded any liability for these obligations as of April 30, 2009.

**Other Commitments** — In the normal course of business, the Firm enters into when-issued transactions and underwriting commitments. Settlement of these transactions as of April 30, 2009, would not have a material effect on the financial condition of the Firm.

## 9. CONCENTRATIONS OF CREDIT RISK

The Firm is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## 10. NET CAPITAL REQUIREMENTS

The Firm is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital. The Firm has elected to use the alternative method, permitted by the Rule, which requires that the Firm maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At April 30, 2009, the Firm had net capital of $37,539,944, which was 64.52% of aggregate debit balances and $36,376,193 in excess of required net capital.

A broker-dealer has chosen to maintain brokerage client accounts with the Firm. To allow this broker-dealer to classify its assets held by the Firm in its computation of net capital, the Firm has agreed to perform a computation of reserve requirement for proprietary accounts of introducing brokers (PAIB). At April 30, 2009, the Firm's PAIB reserve computation indicated that the Firm did not have a PAIB reserve requirement.

* * * * * *

# Deloitte.

**Deloitte & Touche LLP**
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

June 26, 2009

Crowell, Weedon & Co.
624 South Grand Avenue
Los Angeles, CA 90017

In planning and performing our audit of the financial statements of Crowell, Weedon & Co. (the "Firm") as of and for the year ended April 30, 2009 (on which we issued our report dated June 26, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Firm in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP